 Exhibit 99.2

SAVERONE 2014 LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

SAVERONE 2014 LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

i

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF FINANCIAL POSITION

(New Israeli Shekels in thousands)

	As of June 30,		As of December 31,
	2026	2025	2025
	Unaudited		Audited
Assets
Current assets
Cash and cash equivalents	8,361	15,993	14,144
Trade receivables, net	1,051	1,728	1,186
Other current assets at fair value	9,020	762	387
Financial investment (See note 5)	14,117	-	-
Inventory	3,699	4,140	3,813
Total current assets	36,248	22,623	19,530

Non-current assets
Trade receivables, net	328	735	452
Property and equipment, net	142	192	154
Restricted deposits	216	216	216
Right of usage asset, net	381	761	571
Total non-current assets	1,067	1,904	1,393

Total assets	37,315	24,527	20,923

Current liabilities
Current maturities of leasing liability	460	469	469
Trade payables	822	1,471	606
Other current liabilities	3,033	2,598	2,742
Liability in respect of government grants	6	239	62
Derivative warrants liability	-	54	-
Promissory notes, net	-	1,665	4,484
Total current liabilities	4,321	6,496	8,363

Non-current liabilities
Leasing liability, net current	-	408	204
Liability in respect of government grants	28	811	113
Total non-current liabilities	28	1,219	317

Shareholders’ equity
Share capital and premium	238,449	192,051	200,886

Capital reserve in respect of share-based payment	18,798	11,428	11,348
Accumulated deficit	(224,281)	(186,667)	(199,991)
Total shareholders’ equity	32,966	16,812	12,243

Total liabilities and shareholders’ equity	37,315	24,527	20,923

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2026	2025	2025
	Unaudited		Audited
Revenues	280	756	1,016
Cost of revenues	(197)	(532)	(713)
Inventory impairment loss	-	-	(377)
Gross (loss) profit	83	224	(74)

Research and development expenses, net	(7,779)	(9,840)	(18,898)
Selling and marketing expenses, net	(702)	(2,425)	(3,355)
General and administrative expenses	(11,277)	(4,742)	(8,405)
Operating loss	(19,675)	(16,783)	(30,732)

Financing expenses	(4,775)	(3,031)	(3,506)
Financing income	108	3,695	4,795

Financing income (expenses), net	(4,667)	664	1,289

Other income (expenses)	52	-	-
Loss for the period	(24,290)	(16,119)	(29,443)

Comprehensive loss for the period	(24,290)	(16,119)	(29,443)

Loss per share attributed to shareholders of Company, par value NIS 0.01 each

Basic and diluted loss per share:
Basic and diluted loss per share	(0.00)	(0.01)	(0.01)

Weighted average of number of shares used to calculate the basic and diluted loss per share	33,450,321,158	1,217,701,006	4,006,539,396

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(New Israeli Shekels in thousands, except per share and share data)

For the six-month period ended June 30, 2026

	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2026 (audited)	200,886	11,348	(199,991)	12,243
Share-based payment (Note 5)	-	7,573	-	7,573
Issuance of ADS resulted from partial exercise of Commitment Amount under equity line	15,496	-	-	15,496
Repayment of promissory note through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	4,557	-	-	4,557
Issuance of shares as a consideration of share exchange (Note 5)	17,387	-	-	17,387
Exercise of restricted share units into ordinary shares	123	(123)		-
Comprehensive loss for the period	-	-	(24,290)	(24,290)
Balance as of June 30, 2026 (unaudited)	238,449	18,798	(224,281)	32,966

For the six-month period ended June 30, 2025

	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2025 (audited)	169,949	11,229	(170,548)	10,630
Share-based payment	-	322	-	322
Issuance of ADS resulted from partial exercise of Commitment Amount under equity line	15,198	-	-	15,198
Repayment of promissory note through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	5,124	-	-	5,124
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	1,657	-	-	1,657
Exercise of restricted share units into ordinary shares	123	(123)		-
Comprehensive loss for the period	-	-	(16,119)	(16,119)
Balance as of June 30, 2025 (unaudited)	192,051	11,428	(186,667)	16,812

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(New Israeli Shekels in thousands, except per share and share data)

For the year ended December 31, 2025

	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2025 (audited)	169,949	11,229	(170,548)	10,630
Share-based payment	-	175	-	175
Share-based payment to service providers		191		191
Issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	21,962	-	-	21,962
Repayment of promissory notes (principal and interest) through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	7,071	-	-	7,071
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	1,657	-	-	1,657
Exercise of restricted share units into ordinary shares	247	(247)	-	-
Comprehensive loss for the year	-	-	(29,443)	(29,443)
Balance as of December 31, 2025 (audited)	200,886	11,348	(199,991)	12,243

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2026	2025	2025
	Unaudited		Audited
Cash flow from operating activity
Comprehensive loss for the period	(24,290)	(16,119)	(29,443)
Adjustments required to present cash flows from operating activities (Appendix A)	12,871	751	236
Net cash used in operating activities	(11,419)	(15,368)	(29,207)

Cash flows from investment activity
Change in deposits restricted as to withdrawal	-	-	-
Purchase of property and equipment	(17)	(7)	(7)
Net cash provided by (used in) investment activity	(17)	(7)	(7)

Cash flows from financing activity
Proceeds received from issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	6,630	15,165	21,962
Net proceeds received from issuance of promissory notes	-	-	4,650
Repayment of government grants	(30)	-	(50)
Net proceeds received from issuance of ADSs and warrants as part of shelf prospectus through public offering transaction	-	4,900	4,900
Repayment of principal in respect of leasing	(235)	(235)	(469)
Proceeds from issuance of ADSs	-	-	1,076
Net cash provided by financing activity	6,365	19,830	32,069

Change in balance of cash and cash equivalents	(5,071)	4,455	2,855
Exchange differences on cash and cash equivalents	(712)	(1,760)	(2,009)
Balance of cash and cash equivalents, beginning of period	14,144	13,298	13,298

Balance of cash and cash equivalents, end of period	8,361	15,993	14,144

(*)	Representing amount lower than NIS 1.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2026	2025	2025
	Unaudited		Audited
Appendix A – Adjustments required to present cash flows from operating activities
Income and expenses not involving cash flows
Depreciation	29	44	82
Amortization of right for use asset	190	190	380
Interest expenses in respect of leasing	22	37	67
Share-based payment to service providers as part of shelf prospectus through public offering transaction	-	-	124
Share-based payment to employees and service providers	7,573	255	175
Revaluation of investment at fair value	3,270	-	-
Revaluation of derivative warrant liability and related expenses	-	(3,122)	(3,176)
Recognition of discount, interest and exchange differences expenses related to promissory notes	56	386	468
Finance expenses incurred from partial exercise of Commitment Amount under equity line	502	100	101
Exchange differences on cash and cash equivalent and restricted deposits	713	1,760	2,009
Changes in liability in respect of government grants	(111)	90	(735)
	12,244	(260)	505
Changes in asset and liability items
Decrease (increase) in other current assets	259	924	223
Decrease (increase) in trade receivables	(253)	(38)	787
Decrease (increase) in inventory	114	873	1,200
Increase (decrease) in trade payables	216	(355)	(1,220)
Increase (decrease) in other current liabilities	291	(393)	(249)
	627	1,011	741

	12,871	751	236

Appendix B – Non-cash investment and financing activities
Shares issued as part of share exchange agreement (Note 5)	17,387	-	-

Issuance of shares for amount to be received	8,381	-	-

Repayment of promissory notes (principal and interest) through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	4,540	5,057	6,970

Appendix C - Additional information pertaining to cash flows
Interest received	1	193	426

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(New Israeli Shekels in thousands, except per share and share data)

Note 1 - General

A.	Incorporation and operations

SaverOne 2014 Ltd. (the “Company”) was founded in Israel on November 16, 2014 and commenced its business activity on that date (the “Inception Date”) in development of the technology necessary to create a life-saving system that prevents certain uses of cell phones while driving a motor vehicle (the “SaverOne System”). Our principal executive offices are located at Em Hamoshavot Rd. 94, Petah Tikvah, 4970602 Israel.

B.	The Company’s business position

The Company is currently in the early commercialization stage and has not yet generated sufficient revenues from selling of Saverone systems and its other activities. From the Inception Date and through June 30, 2026, the Company reported losses and a negative cash flow from current operating activity. As of June 30, 2026, the Company has an accumulated deficit of NIS 224,281 and it had a comprehensive loss of NIS 24,290 for the period of six months ended June 30, 2026.

The Company plans to finance its operations through the sale of equity and/or debt and is pursuing strategic collaborations, including a non-exclusive license agreement entered on January 26, 2026, with VisionWave Holdings, Inc., an Israeli public company listed on Nasdaq (“VisionWave”), pursuant to which the Company obtained a worldwide, royalty-free license to use VisionWave’s RF technology for the development and commercialization of an RF-based platform for defense and security applications.

In addition, the agreement with VisionWave included an Exchange Agreement (the “Exchange Agreement”), pursuant to which the Company issued to VisionWave, an aggregate number of 876,644 restricted American Depositary Shares (“ADSs”), representing 37,871,020,800 ordinary shares, and VisionWave issued to the Company restricted shares of its common stock having an aggregate value of approximately with an aggregate value of approximately $4.7 million (NIS 17,387) as set forth in the Exchange Agreement. However, as of June 30, 2026, the fair value of the Company’s investment in VisionWave stock was decreased to approx. $4.74 million (NIS 14,117) and during the reporting period ended June 30, 2026, the company recognized a loss of approx. $1.1 million (NIS 3,270) from the change in fair value of such investment. Also, subsequent to the date of the interim financial statements there was an additional significant decrease in the market price of VisionWave common stock. For further information, see Note 5 and Note 9 below.

In addition, the Company is working to increase its revenues from sales of the SaverOne Systems and to reduce its operating expenses. However, there can be no assurance that the Company will succeed in implementing its plans.

In order to utilize such credit or equity facilities, the Company must comply with applicable regulatory requirements, including those related to its continued listing on the Nasdaq. There can be no assurance that the Company will be able to satisfy these requirements in the future, and failure to do so may limit the Company’s ability to access these financing arrangements or to complete them. Furthermore, there can be no assurance that the Company will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to meet its current obligations and achieve its business objectives. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(New Israeli Shekels in thousands, except per share and share data)

Note 1 - General (Cont.)

B.	The Company’s business position (Cont.)

On June 5, 2023 (the “YA Effective Date”), the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd., Cayman Islands-based hedge fund (“Yorkville”), under which the Company had the right to sell to Yorkville from time to time (each such occurrence, an “Advance”) up to $10,000 thousand (the “Commitment Amount”) of the Company’s ADSs, during a limited period of 48-months, at a price equal to 95% of the lowest of the 3 daily VWAPs.

On July 16, 2024 the Company entered into a new Standby Equity Purchase Agreement (the “New SEPA”) with Yorkville, under which the Company had the right to sell to Yorkville from time to time up to $15,000 thousand (the “Commitment Amount”) of the Company’s ADS, during a limited period of 36-months following the execution of the New SEPA. Under the New SEPA, Yorkville advanced to the Company a principal amount of $3,000 thousand (the “Pre-Paid Advance”), evidenced by convertible promissory notes which were convertible subject to Yorkville decision into Company’s ADSs. Upon the effectiveness of the New SEPA, the previous SEPA was terminated. For further information regarding issuance of ADS under the SEPA and the New SEPA see Note 13 to the Company’s annual report for the year ended December 31, 2025.

On January 30, 2025, the Company entered into securities purchase agreements with certain institutional investors of selling through a registered direct offering an aggregate of 195,428,970 ordinary shares (represented by 4,525 ADSs) together with unregistered warrants for gross amount of $1,520 thousand (approximately NIS 5,487). The net amount received under such agreement was NIS 4,900

On October 30, 2025, the Company entered into a new Standby Equity Purchase Agreement (the “SEPA III”) with Yorkville, under which the Company has the right to sell to Yorkville from time to time up to $50,000 thousand (the “Commitment Amount”) of the Company’s ADSs during a limited period of 36 months following the execution of the SEPA III. Under the SEPA III, Yorkville advanced to the Company a principal amount of $1,500 thousand which was evidenced by a promissory note (the “Promissory Note”). The Promissory Note bears interest at an annual rate of 8% and was issued with a 3% purchase discount. After deducting the original issue discount and legal fees, the net cash received by the Company amounted to approximately $1,430 thousand (approx. NIS 4,650). The Promissory Note was required to be repaid in cash or through issuance of ADSs pursuant to Advances under the SEPA III. Upon the effectiveness of the SEPA III, the New SEPA was terminated. As of June 30, 2026, the Promissory Note had been fully repaid. during the six months ended on June 30, 2026 the Company sold and issue to Yorkville under SEPA III, 53,687,275,200 ordinary shares represented by 1,242,761, ADSs for total gross proceeds of $6.4 million (approximately NIS 19.5 million). Of the total proceeds, $4,948 thousand (approximately NIS 15,011) were received in cash, and the remaining $1,492 thousand (approximately NIS 4,540) were applied toward the repayment of the principal and accrued interest under the Promissory Note, which was fully repaid as of June 30, 2026. As of June 30, 2026 an amount of $2.8 million (NIS 8,381) of the proceeds from such ADS issuance was presented as a short term current asset. Such amount was repaid in cash on July 1, 2026.

Since October 28, 2024, the Company effected several change in the ADS ratio with the most recent change occurred on February 25, 2026, the Company effected a change in the ADS ratio from one (1) ADS representing ten thousand eight hundred (10,800) Ordinary Shares, to one (1) ADS representing forty three thousand two hundred (43,200) Ordinary Shares. All ADS numbers in the financial statements were adjusted to reflect the most recent change in the ADS ratio.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(New Israeli Shekels in thousands, except per share and share data)

Note 1 - General (Cont.)

C.	The impact of Regional Armed Conflict in Israel and Middle East

Beginning on October 7, 2023, following the attack on the State of Israel by the terrorist organization Hamas and the subsequent hostilities involving additional regional parties, the State of Israel declared a state of war and launched military operations to protect its residents and borders. The war has, at times, had a significant impact on economic and business activity in Israel and has affected the operational continuity of businesses throughout the country.

During 2024 and 2025, Israel continued military operations in various regions, including the Gaza Strip and against Iranian-related threats. Although ceasefire arrangements were reached from time to time, geopolitical and security risks in the region remained.

During the first half of 2026, regional tensions continued. In February 2026, military activity involving United stated, Israel, Iran and additional regional parties resulted in a temporary state of emergency in Israel and certain restrictions on economic activity. These restrictions were gradually lifted during March 2026.

The Company’s management is continuously monitoring developments of the conflict in the region and acting in accordance with the directives of the various authorities. To date, management believes that the conflict did not have significant adverse effect on the company’s ability to access to financing arrangements, however the conflict might had an adverse effect on the company ability to achieve certain of its business targets on a timely manner, as expected by management (see also Note 1B above). Since these are events characterized by uncertainty, among other things, regarding the date of the end of the war and the indirect effects that may be caused by it, as of the date of approval of the interim condensed financial statements by the Board of Directors, since this is an event beyond the Company’s control and characterized by uncertainty, inter alia as to when the War will end, the Company is unable to predict the intensity of the War impact on the Company’s financial condition and its operations results.

Note 2 - Significant accounting policies

A.	Basis of presentation

The accompanying unaudited condensed interim financial statements and related notes should be read in conjunction with the Company’s financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, which was filed with the Securities and Exchange Commission (“SEC”) on March 27, 2026. The unaudited condensed interim financial statements have been prepared in accordance with the rules and regulations of the SEC related to interim financial statements. The interim condensed financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements in accordance with IFRS for interim periods, as prescribed in IAS 34 “Interim Financial Reporting”. The financial information contained herein is unaudited; however, management believes all adjustments have been made that are considered necessary to present fairly the results of the Company’s financial position and operating results for the interim periods. All such adjustments are of a normal recurring nature.

The results for the six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the year ending December 31, 2026 or for any other interim period or for any future period.

The Interim Financial Statements were approved for issue by the Board of Directors on August 12, 2026.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (Cont.)

B.	Material accounting policies

The Interim Financial Statements have been prepared in accordance with the accounting policies adopted in the Company’s most recent annual financial statements for the year ended 31 December 2025.

C.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with IFRS requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenues and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates.

D.	New Standards adopted at 1 January 2025

There are no accounting pronouncements which have become effective from 1 January 2026 that have a significant impact on the Company’s interim condensed consolidated statements.

E.	New Standards not yet effective

International Financial Reporting Standard 18, Presentation and Disclosure in Financial Statements (“IFRS 18”)

On 9 April 2024 the International Accounting Standards Board (IASB) published IFRS 18.

IFRS 18, replaces IAS 1 ‘Presentation of Financial Statements’ with the objective to improve how information is communicated in an entity’s financial statements, particularly in the statement of profit or loss and in its notes to the financial statements.

The main changes that will apply to the financial statements with the implementation of IFRS 18, in relation to the presentation and disclosure instructions that apply today include the following:

●	IFRS 18 will change the structure of the profit or loss report and will include three new defined categories: operating, investment and financing and will add two new interim summaries: operating profit and profit before financing and income taxes.

●	IFRS 18 includes guidelines for providing disclosure on performance indicators defined by management (Management-defined performance measures).

●	IFRS 18 provides guidelines regarding the aggregation and disaggregation of the information in the financial statements in relation to the question of whether information should be included in the main reports or in explanations and disclosures regarding items defined as “other”.

●	IFRS 18 includes amendments to other standards, including limited amendments to International Accounting Standard 7, Statement of Cash Flows.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (Cont.)

E.	New Standards not yet effective (Cont.)

International Financial Reporting Standard 18, Presentation and Disclosure in Financial Statements (“IFRS 18”) (cont.)

IFRS 18 will become effective, in a retrospective manner, for annual reporting periods beginning on or after 1 January 2027. Early application of IFRS 18 is permitted.

The Company is currently working to identify all of the impacts that IFRS 18 will have on the primary financial statements and notes to the financial statements. The effect of the new standard, however it may be, will only affect matters of presentation and disclosure. IFRS 18 will be applied retrospectively with specific transitional provisions.

Note 3 - Standby Equity Purchase Agreements and Promissory Notes

As further described in Note 13C3 to the Company’s annual financial statements for the year ended December 31, 2025, on June 5, 2023, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd., Cayman Islands-based hedge fund (“Yorkville”). On July 16, 2024, the Company entered into a second Standby Equity Purchase Agreement (the “New SEPA”) with Yorkville. Upon the effectiveness of the New SEPA, the previous SEPA was terminated.

On October 30, 2025, the Company entered into a third SEPA agreement (“SEPA III”), pursuant to which Yorkville has committed to purchase up to $50 million of Company’s ADSs at Company direction from time to time during the commitment period, subject to the restrictions and satisfaction of the conditions in the SEPA III. Pursuant to the SEPA III, subject to the terms and conditions set forth therein, the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for the Company’s ADSs for an aggregate subscription amount of up to $50 million (the “Commitment Amount”), at any time from the date of the SEPA III until October 25, 2028, unless terminated earlier pursuant to the SEPA III (the “Commitment Period”), by delivering written notice to Yorkville (each, an “Advance Notice”). Upon the effectiveness of SEPA III, the New SEPA was terminated.

Yorkville is not required to subscribe for or acquire any ADSs under SEPA III if such ADSs, when aggregated with all other ADSs or ordinary shares beneficially owned by Yorkville and its affiliates, would result in Yorkville beneficially owning more than 9.99% of the Company’s outstanding ADSs or ordinary shares.

In connection with SEPA III, Yorkville advanced to the Company a principal amount of $1.5 million, evidenced by a promissory note bearing interest at 8%, issued with a 3% original issue discount and maturing on October 30, 2026. The promissory note was required to be repaid in 10 equal monthly installments beginning on January 28, 2026, and was required to be repaid in cash or settled in ADS through proceeds from Advances under SEPA III.

As of June 30, 2026, there were no outstanding balance of the Promissory Note issued under SEPA III, as the SEPA III Promissory Note was fully repaid during the six-month period ended June 30, 2026 (including early repayment of certain amounts).

During the six-month period ended June 30, 2026, the Company sold and issued to Yorkville under SEPA III 53,687,275,200 ordinary shares, represented by 1,242,761 ADSs, for total gross proceeds of $6,440 thousand (approximately NIS 19,551). Of the total proceeds, $4,948 thousand (approximately NIS 15,011) represented advances under SEPA III, and $1,492 thousand (approximately NIS 4,540) were applied toward the repayment of the principal and accrued interest under the Promissory Note, which was fully repaid as of June 30, 2026. The difference between the amount received or settled from the promissory note and the fair value of the ADS’s issued to Yorkville which amounted to approximately NIS 502 was recognized as part of financing expenses.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(New Israeli Shekels in thousands, except per share and share data)

Note 3 - Standby Equity Purchase Agreements and Promissory Notes (Cont.)

The following tabular presentation reflects the reconciliation of the carrying amount of the Promissory Notes during the six-month period ended June 30, 2026:

Six months period ended June 30,
2026
Unaudited
Opening balance	4,484
Recognition of discount and interest expenses	260
Repayment of Promissory Notes and accrued interest through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line(*)	(4,540)
Income from exchange rate differentials	(204)
Closing balance	-

(*)	including early repayment of the remaining balance that was due as of June 30 2026 in the amount of approx. $550 thousand (NIS 1,634).

Note 4 - Share capital and reserves

A.	Composition of share capital

	June 30, 2026		December 31, 2025
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Unaudited		Audited
Ordinary shares, par value NIS 0.01 each	500,000,000,000	101,814,335,346	500,000,000,000	10,255,904,346

B.	Securities purchase agreements

On January 30, 2025, the Company completed a registered direct offering, as further described in Note 13C(4) to the Company’s annual financial statements for the year ended December 31, 2025. No additional registered direct offerings were completed during the six-month period ended June 30, 2026.

C.	Increasing the Company authorized shares

On August 18, 2025, the general meeting of shareholders of the Company approved to increase the authorized shares of the Company to 500,000,000,000 ordinary shares.

D.	Rights attached to the ordinary shares

The ordinary shares of the Company grant the holders thereof the right to participate and vote in shareholders meetings, the right to receive a dividend, as declared, the right to participate in distributions of bonus shares and the right to participate in the distribution of the assets of the Company upon liquidation.

E.	ADS Ratio Change

On February 25, 2026, the Company effected the change in the ADS ratio from one (1) ADS representing ten thousand eight hundred (10,800) Ordinary Shares, to one (1) ADS representing forty three thousand two hundred (43,200) Ordinary Shares. This change in the ADS has the effect on the existing ADSs on the basis of one (1) new ADS for every four (4) old ADSs (held by the Company’s ADS holders. All ADS numbers in the financial statements were adjusted to reflect the most recent change in the ADS ratio

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(New Israeli Shekels in thousands, except per share and share data)

Note 4 - Share capital and reserves (Cont.)

F.	Changes in the issued and outstanding capital

Six months period ended June 30, 2026
Unaudited
Balance as of January 1, 2026	10,255,904,346
Issuance of Advance Shares resulted from partial exercise of Commitment Amount under equity line and repayment of Promissory Notes(see Note 3 above)	53,687,275,200
Issuance of shares as part of Exchange Agreement with VisionWave Holdings, Inc (see Note 5 below)	37,871,020,800
Exercise of restricted shares units into ordinary shares	135,000
Balance as of June 30, 2026	101,814,335,346

Note 5 - Exchange Agreement with VisionWave Holdings, Inc

On January 26, 2026, the Company entered into an Exchange Agreement (the “Exchange Agreement”) with VisionWave Holdings, Inc. (“VisionWave”), pursuant to which the parties agreed to enter into a strategic collaboration focused on the development and commercialization of radio-frequency (“RF”) based technologies for defense, homeland security and critical infrastructure applications.

Under the Exchange Agreement, the Company and VisionWave agreed to complete a staged equity exchange in three sequential stages. Upon completion of all stages, and subject to the terms and conditions of the Exchange Agreement, VisionWave was expected to beneficially own approximately 51% of the Company’s issued and outstanding ordinary share capital (on a fully diluted basis, excluding certain dilutive effects), and the Company was expected to receive VisionWave common stock with an aggregate value of approximately $7.0 million, subject to a short-term value protection mechanism as set forth in the Exchange Agreement (which was based on a decline of the market price of VisionWave Common Stock by more than 10% from the Price used for any Stage during the ten trading days following issuance).

In addition, pursuant to the Exchange Agreement, VisionWave granted the Company a perpetual, irrevocable, worldwide, royalty-free and non-exclusive license to certain of VisionWave’s proprietary RF technologies for the development, integration, commercialization and operation of RF-based products and solutions.

On March 5, 2026, following the approval of the Company’s shareholders at the Extraordinary General Meeting, the Company completed the initial closing (“Stage 1 Closing”) under the Exchange Agreement.

Upon the Stage 1 Closing, VisionWave issued to the Company 365,610 restricted shares of VisionWave common stock having an aggregate fair value of approximately $2.26 million (NIS 7,042), considering the effect of discount for lack of marketability of the shares. Based on the terms of the value protection mechanism, the company was not entitled to additional shares with respect to the Stage 1 Closing.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(New Israeli Shekels in thousands, except per share and share data)

Note 5 - Exchange Agreement with VisionWave Holdings, Inc (Cont.)

In exchange, the Company issued to VisionWave 148,584 restricted American Depositary Shares (“ADSs”), representing 6,418,828,800 ordinary shares, corresponding to approximately 19.99% of the Company’s issued and outstanding share capital as of the effective date of the Exchange Agreement, calculated on a fully diluted basis in accordance with the Exchange Agreement.

On June 22, 2026, following the achievement and certification of the contractual milestones, the Company and VisionWave agreed upon the completion of both the Stage 2 Closing (Milestone 1 Exchange) and the Stage 3 Closing (Milestone 2 Exchange) under the Exchange Agreement.

Accordingly, the Company issued an aggregate number of 728,060 restricted ADSs, representing 31,452,192,000 ordinary shares, as follows:

●	384,450 restricted ADSs (representing 16,608,240,000 ordinary shares) were issued to VisionWave; and

●	343,610 restricted ADSs (representing 14,843,952,000 ordinary shares) were issued directly to Adrian Holdings S.R.L. (“Adrian”), pursuant to a Notice of Assignment and Irrevocable Delivery Direction received from VisionWave.

The assignment to Adrian did not modify the aggregate consideration payable to the Company or the aggregate number of ordinary shares issued under the Exchange Agreement. Adrian received a portion of the Company’s shares directly at VisionWave’s direction, while VisionWave remained solely responsible for delivering the agreed consideration to the Company.

On June 24, 2026, as part of both the Stage 2 Closing (Milestone 1 Exchange) and the Stage 3 Closing, VisionWave issued and delivered to the Company an aggregate of 945,251 restricted shares of VisionWave common stock (calculated based on the contractual VWAP of $5.34 per share), having an aggregate fair value of approximately $3.5 million (NIS 10,345), considering the effect of discount for lack of marketability of the shares.

The company’s investment in VisionWave is accounted for at fair value through profit or loss category, in accordance with the provisions of IFRS 9 and is measured based on Level 3 under the fair value hierarchy. This investment was presented in the statements of financial position as a short term asset, based on management plans and expectations.

As of June 30, 2026, the company had an aggregate number of 1,310,861 restricted shares of VisionWave common stock having an aggregate fair value of approximately $4.74 million (NIS 14,117) considering the effect of discount for lack of marketability. During the six month period ended June 30, 2026, there was a decrease in the market price of VisionWave common stock and thus, the company recognized a loss of approx. $1.1 million (NIS 3,270) from the change in fair value of such investment. See note 9 below, regarding a further significant decrease in the market price of VisionWave common stock.

As of June 30, 2026, following the completion of all stages (and including the effect of VisionWave sales and purchases of the Company ADS at the stock exchange market), VisionWave beneficially own approximately 30% of the Company’s issued and outstanding ordinary share capital.

As part of each of the three stages, under the terms of the Exchange Agreement, certain members of the Company’s management were granted an additional 543,072 restricted shares of VisionWave common stock as a Management Equity Grant, as set forth in the Exchange Agreement. The aggregate fair value of such share-based payment on the respective grant dates amounted to approx. $3 million (NIS 7,500 thousand ).

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(New Israeli Shekels in thousands, except per share and share data)

Note 5 - Exchange Agreement with VisionWave Holdings, Inc (Cont.)

The company accounted for such grant in a similar manner to the provisions of IFRS 2, Share-based Payment. Thus, the fair value of such shares was recognized as share based payment expense with a corresponding increase to equity.

Subsequent to the reporting date, on July 22, 2026, the U.S. Securities and Exchange Commission (“SEC”) declared effective VisionWave’s Registration Statement on Form S-1. As a result, the VisionWave common shares held by the Company, which were subject to transfer restrictions as of June 30, 2026, became eligible for public resale pursuant to the effective Registration Statement. This event occurred after the reporting date and, accordingly, did not affect the measurement of the Company’s investment as of June 30, 2026.

Note 6 - Loss per share

Basic and diluted net loss per ordinary share

Basic net loss per ordinary share is computed by dividing the net loss for the period applicable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the period (including shares that were fully paid under the pre-funded amount). Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method with respect to options and certain warrants and using the if-converted method with respect to certain warrants accounted for as derivative financial liability. In computing diluted loss per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of options or warrants.

During the period of six months ended June 30, 2026 and 2025, the total weighted average number of ordinary shares, par value NIS 0.01 per share, of the Company related to outstanding options and warrants excluded from the calculation of the diluted loss per share was 421,145,717 and 358,709,597, respectively.

The following table presents a summary of the loss and number of shares (including adjustments to such data) that were taken into consideration for purposes of computing the loss per share (both basic and diluted).

	Six months period ended June 30,		Year ended December 31,
	2026	2025	2025
	Unaudited		Audited
Loss attributed to the shareholders of the Company for purposes of computing the basic and diluted loss per share	(24,290)	(16,119)	(29,443)

	Number of shares
	Six months period ended June 30,		Year ended December 31,
	2026	2025	2025
	Unaudited		Audited
Weighted number of shares used in computing basic and diluted loss per share	33,450,321,158	1,217,701,006	4,006,539,396

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(New Israeli Shekels in thousands, except per share and share data)

Note 7 - Financial risk factors

A.	General

The Company’s activities expose it to a variety of financial risks , market risks, credit risks and liquidity risks. During each period, the Company assesses the financial risks and makes decisions regarding them accordingly.

The condensed interim financial statements do not include all financial risk information and disclosures required in the annual financial statements; they should be read in conjunction with the Company’s annual financial statements as of December 31, 2025.

There have been no changes in the risk management policies since the year-end.

B.	Fair value of financial instruments

Items, the carrying value of which is based on Fair value or approximates their fair value

The Company’s financial instruments which are part of its working capital, include mainly cash and cash equivalents, short-term bank deposits, restricted deposits, trade receivables, net other current assets, trade payables and other current liabilities. As of the reported periods, the balances of these financial instruments in the statements of financial position constitute an approximation of their fair values.

Also, as of June 30, 2026, the Company has an investment in marketable securities - shares of VisionWave, which is carried at fair value (see Note 5 above) based on the quoted market price of the shares taking into consideration the effect of a discount for lack of marketability due to transfer restrictions for a period of up to six months. See note 9 below, regarding a significant decrease in the market price of VisionWave common stock.

In addition, the Company has a liability in respect of government grants, a liability in respect of leasing and promissory notes, net that are measured at the initial recognition date at fair value and in subsequent periods at the amortized cost using the effective interest method. Taking into consideration that there has not been a significant change in the discount rate used for recognition of the liabilities and the current discount rate, the balance constitutes an approximation of fair value.

In addition, as of June 30, 2026, the company has a Derivative warrants liability in the amount of NIS 0 which is classified at fair value through profit or loss category. The fair value of such liability was measured based on Black & Scholes method (level 3 in the fair value measurement Hierarchy).

Note 8 - Non-binding agreement to invest in other Company

On June 30, 2026, the Company entered into a non-binding term sheet with Gryphen Aircraft Industries S.r.l., an Italian aerospace and defense technology company, for a proposed strategic investment.

Pursuant to the term sheet, the Company intends to invest an initial amount of €5.0 million in exchange for 33.3% of Gryphen’s fully diluted share capital, subject to the satisfactory completion of due diligence, execution of definitive agreements, receipt of required approvals and other customary closing conditions.

Subject to the achievement of certain milestones, the Company may increase its total investment to €8.33 million and will have an option to increase its ownership interest in Gryphen to 53%, based on a company valuation of €30 million.

As of the date of approval of these interim financial statements, the transaction has not been completed and remains subject to the execution of definitive agreements and the satisfaction of the applicable closing conditions.

Accordingly, no amounts relating to the proposed transaction have been recognized in these condensed interim financial statements.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(New Israeli Shekels in thousands, except per share and share data)

Note 9 - Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed below.

A.	Partial exercise of Commitment Amount

During the period commencing on July 1, 2026 through the issuance date of these condensed interim financial statements, the Company sold 6,178,550,400 ordinary shares to Yorkville out of the Commitment Amount under the NEW SEPA for a total purchase price of $437 thousand.

B.	A significant decrease of the value of the Company’s investment in VisionWave stock

Subsequent to the balance sheet date, the market price of VisionWave’s stock decreased significantly. During July 2026, the stock price declined by approximately 60%, with a further decline in early August 2026.